Exhibit 99.1

EMGOLD MINING CORPORATION

(An Exploration Stage Company)

Unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2018 and 2017

Stated in US Dollars

Notice of No Auditor Review of

Condensed Interim Consolidated Financial Statements

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The unaudited condensed interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards for the preparation of the condensed interim financial statements and are in accordance with IAS 34 – Interim Financial Reporting.

The Company’s independent auditor has not performed a review of these unaudited condensed interim financial statements in accordance with standards established by the Canadian Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

EMGOLD MINING CORPORATION
US Dollars
(Unaudited)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
		As at
	Note	June 30, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents		$8,391	$18,572
Amounts receivable		6,984	3,721
Share subscription receivable	8	121,116	–
Prepaid amounts and deposits		8,595	8,993
		145,086	31,286
Non-current assets
Reclamation bonds		9,694	9,963
Assets held for sale	5	154,452	154,452
Deposit		118,325	110,813
Exploration and evaluation assets	6	819,023	544,113
		1,101,494	819,341
Total assets		$1,246,580	$850,627

LIABILITIES

Current liabilities	9	287,391	236,524
Accounts payable and accrued liabilities	7	25,777	–
Flow-through share premium liability Due to related parties		396,402	263,608
		709,570	500,132
EQUITY
Share capital	8	44,468,980	44,095,360
Warrants - reserve		688,146	686,349
Options - reserve		7,062,781	7,062,781
Deficit		(51,682,897)	(51,493,995)
		537,010	350,495
Total liabilities and equity		$1,246,580	$850,627

Nature of operations and going concern (Note 1)
Events after the Reporting Period (note 12)

Approved and authorized for issuance by the board of directors on August 28, 2018

"David Watkinson"                                                                  "Robert Rosner"

David Watkinson, Director                                                     Robert Rosner, Director

The accompanying notes are an integral part of these financial statements

EMGOLD MINING CORPORATION
US Dollars
(Unaudited)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
EXPENSES
Exploration and Evaluation
Resource property expense	$2,376	$10,036	$12,926	$12,995
General and Administrative
Management and consulting	77,317	29,892	109,306	59,820
Listing and filing fees	12,672	9,639	17,458	17,589
Professional fees	20,529	1,372	28,137	10,698
Office and administration	10,085	3,063	20,985	6,021
Rent	4,500	–	4,500	–
Share-based compensation	–	–	–	–
Shareholder communication	473	–	473	4,429
Insurance	2,186	1,111	4,372	3,066
Banking costs	(201)	332	95	735
Travel	–	–	–
Net Loss and Comprehensive Loss Before Other Items	(129,937)	(55,445)	(198,252)	(115,353)
Sublet income	3,600	–	3,600	–
Financing charges	(2,292)	–	(2,292)	–
Foreign exchange gain (loss	4,521	(1,101)	8,042	(2,569)
(Gain) on write-off of related party debt	–	–		587,500
Loss and comprehensive loss	(124,108)	(56,546)	(188,902)	469,578
Loss per share, basic and diluted	(0.01)	(0.01)	(0.02)	0.01
Weighted average number of common shares outstanding	8,539,437	7,971,235	8,297,145	7,961,451

The accompanying notes are an integral part of these financial statements

EMGOLD MINING CORPORATION
US Dollars
(Unaudited)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES OF EQUITY

	Number of Outstanding Shares	Share Capital	Number of Outstanding Warrants	Reserves Warrants	Number of Outstanding Options	Reserves Options	Deficit	Shareholders' equity
Balance, December 31, 2016	7,900,373	$44,035,360	$–	686,349	$500,000	$7,062,781	$(51,808,333)	(23,843)
Shares issued for properties	70,833	60,000	–	–	–	–	–	60,000
Options expired	–	–	–	–	(200,000)	–	–	–
Comprehensive gain for the period	–	–	–	–	–	–	469,578	469,578
Balance, June 30, 2017	7,971,206	44,095,360	–	686,349	300,000	7,062,781	(51,338,755)	505,735
Balance, December 31, 2017	7,971,206	44,095,360	–686,349		265,000	7,062,781	(51,493,995)	350,495
Private Placement - Flow-through	1,177,250	88,710	564,167	1,797	–	–	–	90,507
Shares issued for properties	2,428,572	284,910	–	–	–	–	–	284,910
Share-based compensation	–	–	48,917	–	–	–	–	–
Comprehensive loss for the period	–	–	–	–	–	–	(188,902)	(188,902)
Balance, June 30, 2018	11,577,028	44,468,980	613,084	688,146	265,000	7,062,781	(51,682,897)	537,010

The accompanying notes are an integral part of these financial statements

EMGOLD MINING CORPORATION
US Dollars
(Unaudited)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
	2018	2017
	$	$

Operating activities
Net Income (Loss) for the Period	(188,902)	469,578
Items not Affecting Cash:
Effect of currency translation	(6,990)	(323)
(Gain) on write-off of related party debt	–	(587,500)
Share-based compensation	–	–
Changes in non-cash operating working capital
Amounts receivable	(3,263)	2,523
Prepaid expenses and deposits	398	526
Accounts payable and accrued liabilities	39,864	(4,285)
Due to related parties
Cash used in operating activities	132,794	49,249
	(26,099)	(70,232)
Investing activities
Resource properties royalty payments received	10,000	60,000
Resource properties expenditures	(7,512)	–
Cash provided by investing activities	2,488	60,000

Financing activities
Net proceeds from units issued for cash	13,430	–
Cash provided by financing activities	13,430	–

(Decrease) in cash	(10,181)	(10,232)
Cash, beginning of year	18,572	73,470
Cash, end of period	8,391	63,238

The accompanying notes are an integral part of these financial statements

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

1.
NATURE OF OPERATIONS AND GOING CONCERN

Emgold Mining Corporation (“the Company” or “Emgold”) is incorporated under the British Columbia Corporations Act and the principle place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTC.

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of significant revenue at this time, is unable to self-finance operations, and has significant on-going cash needs to meet its overhead requirements and maintain its exploration and evaluation assets. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current or future exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors, which include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used, and such adjustments could be material.

As at June 30, 2018, the Company had a working capital deficit (rounded to the nearest thousands) of $564,000 (December 31, 2017 - $469,000) and accumulated deficit of $51,662,000 (December 31, 2017 - $ 51,494,000).

2.
STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements for three and six months ended June 30, 2018, together with the comparative figures herein have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

These condensed consolidated interim financial statements do not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed interim financial statements be read in conjunction with the audited annual financial statements of the Company for the most recent year ended December 31, 2017.

3.
SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

These condensed consolidated interim financial statements have been prepared on an accrual basis and are based on historical costs, except for financial instruments measured at their fair value. These condensed consolidated interim financial statements are presented in United States dollars, unless otherwise noted.

Basis of Consolidation

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled by the Company. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

● Idaho-Maryland Mining Corporation
● Emgold (US) Corp.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

Significant estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

Estimates where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets and the fair value of inventory.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

–
the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty.

4.
FINANCIAL INSTRUMENT AND RISK MEASUREMENT

a)
Financial instrument classification and measurement

Financial instruments of the Company carried on the Consolidated Statement of Financial Position are carried at amortized cost with the exception of cash and cash equivalents, which is carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at June 30, 2018 and December 31, 2017.

The Company classifies the fair value of these transactions according to the following hierarchy.

● Level 1 – quoted prices in active markets for identical financial instruments.
● Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
● Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
The Company’s cash and cash equivalents have been assessed on the fair value hierarchy described above and classified as Level 1. There have been no changes between levels during the period.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

b)
Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, reclamation bonds, assets held for sale, due to related parties, and accounts payable and accrued liabilities. At June 30, 2018 and December 31, 2017, the carrying value of cash and cash equivalents is fair value. Amounts receivable, due to related parties, deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)
Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)
Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

f)
Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk. At June 30, 2018 the Company held $2,200 (December 31, 2017 - $13,000) denominated in US Dollars and $6,100 (December 31, 2017 - $6,000) denominated in Canadian Dollars.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

g)
Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

5.
ASSETS HELD FOR SALE

Emgold has a 7.13 acre parcel of land located in Nevada County that was part of the Company’s former Idaho-Maryland Project, which is currently listed for sale.

ASSETS HELD FOR SALE	Amount

Balance as at December 31, 2016 and June 30, 2017	$154,452
Balance as at December 31, 2017 and June 30, 2018	$154,452

6.
EXPLORATION AND EVALUATION ASSETS

	Buckskin	Buckskin
Property Acquisition Costs	Rawhide East	Rawhide West Koegel	Property	BC Properties	Troilus North	Total
Balance as at January 1, 2017	434,052	80,029	80,030	2	-	594,113
Acquisitions	-	-	-	-	-	-
Royalty payments received	(35,000)	-	-	-	-	(35,000)
Balance as at June 30, 2017	399,052	80,029	80,030	2	-	559,113
Balance as at January 1, 2018	324,052	110,029	110,030	2	-544,113
Acquisitions	-	30,000	30,000	-	224,910	284,910
Royalty payments received	(10,000)	-	-	-	-	(10,000)
Balance as at June 30, 2018	314,052	140,029	140,030	2	224,910	819,023

a)
Idaho-Maryland Property, California

In 2015, the Company classified the former Idaho-Maryland project of $490,508 as assets held for sale. The Company sold several properties in Grass Valley and has one remaining property, valued at $154,452.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

b)
Buckskin Rawhide Property, California

The Company has a 100% interest in the 52 unpatented mineral claims, totalling 835 acres that make up Buckskin Rawhide East Property, which is located near Fallon, Nevada.

The Buckskin Rawhide Property is leased to Rawhide Mining LLC (RMC), owners of the Rawhide Mine under the following terms:

1.
The Lease Term is 20 years (start date of 01 June 2013).

2.
Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.

3.
During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.

4.
RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.

5.
RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.

6.
RMC will have the option of earning a 100% interest in the property by bringing it into commercial production.

7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce.

8.
After meeting its exploration requirements, should RMC subsequently elect to drop the property of decide not to advance it, the property will be returned to Emgold. Should Emgold subsequently advance the property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

Under the terms of the lease agreement, RMC was to complete $500,000 in exploration related expenditures on the property by the third anniversary or June 1, 2016. However, as at June 1, 2016, RMC had completed US$325,000 in exploration activities on the property. On June 1, 2016, RMC and Emgold mutually agreed to amend the original Lease Agreement whereby RMC would pay Emgold US$175,000, in seven quarterly payments of US$25,000, starting June 1, 2016, to keep the Lease Agreement in good standing. These payments were in lieu of completing the additional US$175,000 in exploration work required in the original Lease Agreement. Payments of $25,000 each were completed for June 1, 2016, September 1, 2016, December 1, 2016, March 1, 2017, June 1, 2017, September 1, 2017, and December 1, 2017 respectively.

Emgold received the $10,000 annual advance royalty payment for the Buckskin Rawhide Property from RMC due June 1, 2018.

c)
Buckskin Rawhide West Property, Nevada

Previously, the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres.

Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 each year during 2013 and 2014. $20,000 in year 2015, and $30,000 each year in 2016, 2017, and 2018. All payments were made in shares.

The Company issued 214,286 common shares during the period for the advance royalty payment for the Buckskin Rawhide West Property of $30,000, completing 100% acquisition of the property. Emgold is in the process of transferring the claims into Emgold (US) Corporation’s name.

d)
Koegel Rawhide, Nevada

Previously the Company entered a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Property in Mineral County, Nevada. The RHT and GEL claims comprise 19 unpatented lode mining claims totalling 380 acres. In addition, Emgold staked 17 additional unpatented lode claims totalling 340 acres. Together, the claims totalling 720 acres make up the Koegel Rawhide Property.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

Pursuant to the lease agreement, advance royalty payments were paid to Jeremy C. Wire in the amount of $10,000 each year during 2013 and 2014. $20,000 in year 2015 and $30,000 each year in 2016, 2017, and 2018. All payments were made in shares.

The Company issued 214,286 common shares during the period for the advance royalty payment for the Buckskin Rawhide West Property of $30,000 completing 100% acquisition of the property. Emgold is in the process of transferring the claims to Emgold (US) Corporation’s name.

e)
Stewart Property, British Columbia

The Company holds the rights to the Stewart mineral claims, near Ymir British Columbia, totalling 5,789 hectares. The property is held through past assessment work to January 2023 without additional assessment work being required.

f)
Rozan Property, British Columbia

The Company holds the rights to the Rozan mineral claims, near Ymir British Columbia, totalling 1,950 hectares. The property is held through past assessment work to March 2023 without additional assessment work being required.

g)
Troilus North, Quebec

The Troilus North Property consists of 209 contiguous claims totaling 11,309 ha located 160 km north of the town of Chibougamau in the province of Quebec. On June 27, 2018, the Company and Chimata Gold Corp. (“Chimata”) entered into a definitive option, earn-in, and joint venture agreement giving the Company the right to acquire up to a 100% interest in the Troilus North Property (the “Definitive Agreement”)

The terms of the Troilus North Agreement provide that the Company will have the exclusive right and first option (the "First Option") to acquire an 80% interest in the Troilus North Property over a two-year period (the "Troilus North Transaction") by issuance of 4,000,000 shares and completion of C$750,000 in exploration expenditures to be incurred within two years of closing of the Troilus North Transaction. The share issuance schedule for First Option comprises payment of (i) 2,000,000 shares of the Company issued to Chimata on closing (June 27, 2018), (ii) 1,000,000 shares of the Company to be issued to Chimata at the first anniversary date, and (iii) 1,000,000 shares of the Company to be issued to Chimata at the second anniversary date.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

Upon completing the First Option, the Company would have a further option (the “Second Option”) to acquire an additional 20% interest (total 100% interest) in the Troilus North Property by issuing Chimata a further 1.0 million shares. Chimata would retain a 1% Net Smelter Royalty for Troilus North, half of which (i.e. 0.5%) could be purchased by the Company at any time for C$500,000.

The Company will be assigned Chimata’s rights and obligation under the mining property acquisition agreement entered into by Chimata with Greg Exploration Inc. and other vendors (collectively referred to as the “Vendors”) on September 18, 2017 along with the amending agreement to such acquisition agreement entered on March 19, 2018 (collectively referred to as the “Acquisition Agreement”), which shall include but not be limited to remaining payments which are left outstanding to the Vendors but also the right by the Company to purchase the NSR that is granted to the Vendors under the Acquisition Agreement in lieu and place of Chimata. The following are the remaining payments outstanding pursuant to the Acquisition Agreement between Chimata and Greg:

1) Fifty thousand dollars ($50,000) to be paid on or prior September 30, 2018;
2) Fifty thousand dollars ($50,000) to be paid on or prior to March 31, 2019;
3) Fifty thousand dollars ($50,000) to be paid on or prior to September 30, 2019; and
4) Fifty thousand dollars ($50,000) to be paid on or prior to March 31, 2020.

Exploration Expenditures shall include, but not be limited to, claim fees, property taxes, advance claim or advance royalty payments or other holding costs including property payments to underlying claim owners, exploration expenditures, permitting expenditures, reclamation expenditures, and reasonable administrative costs. Excess expenditures, made in any given year, will be credited to future years of exploration of the Troilus North Property. Note that the payments outlined above to be paid to the Vendors as part of the Acquisition Agreement are therefore part of the C$750,000 in exploration expenditures required to complete the First Option.

The Company will be deemed to be the operator of the Troilus North Property during the First Option Period and retain full discretion as to the nature, extent, timing, and scope of all work and exploration expenditures to be undertaken on the Troilus North Property. Two years after the date of closing of the Troilus North Transaction or upon completion of the First Option requirements, whichever occurs first, and should the Company decide not to exercise the Second Option; Chimata and the Company would establish an industry standard Joint Venture Operating Agreement to operate a joint venture entity between them (the “Joint Venture Entity”). The Company will be the initial operator of the Joint Venture Operating Agreement and shall retain full discretion as to the nature, extent, timing, and scope of all work on the Troilus North Property. After the Joint Venture Operating Agreement takes effect, Chimata and the Company will be required to contribute to the Joint Venture Entity based on their respective ownership percentages of the Joint Venture Entity, or be diluted. After forming the Joint Venture Operating Agreement, if Chimata does not to contribute to the Joint Venture Entity and its interest in the Joint Venture Entity falls below ten percent (10%) ownership at any given time, Chimata’s interest in the Property would be converted into a Net Smelter Interest of one percent (1.0%). The Company shall retain the option to purchase 50% of this NSR for C$500,000.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

7.
RELATED PARTY TRANSACTIONS

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The Company incurred the following transactions with directors and key management personnel during the six months ended June 30, 2018 and 2017 was as follows:

	Six months ended June 30,
	2018	2017
	$	$
Management and Consulting fees	98,661	78,135
	98,661	78,135

As at June 30, 2018, $304,298 (December 31, 2017 - $222,786) was owing to the CEO of the Company. Included in this balance was $80,000 in loan advances made by the CEO to the Company between December 2017 to June 2018 bearing interest 1% per month and repayable on demand. The remaining balance was accrued salary of the CEO.

As at June 30, 2018, two directors loaned the Company CAD$5,000 each. These loans bear interest at 1% per month and are repayable on demand.

As at June 30, 2018, C$ 42,000 (December 31, 2017 - $Nil) were owing to a director for the consulting services provided to the Company.

As at June 30, 2018, $50,373 (December 31, 2017 - $31,414) were owing to an entity controlled by the CFO of the Company for CFO and accounting services.

Remaining related party balances are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed term of repayment.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

8.
CAPITAL STOCK

Authorized
Unlimited number of common shares without par value.

Issued and outstanding
On June 27, 2018, the Company issued 2,000,000 common shares as earn-in option payment for Troilus North Property pursuant to the term of the First Option Agreement for Troilus North.

On June 27, 2018, the Company completed the first tranche of a flow-through private placement with an issuance of 1,128,333 units at C$ 0.15/unit. Each unit consists of one common share and one half of the share purchase warrants. In addition, 48,917 common shares were issued to the finder of this financing. As at June 30, 2018, $121,116 or C$159,059 subscription proceeds were held in trust with the lawyer of the Company.

As at June 30, 2018, the Company had issued 11,577,028 (December 31, 2017 – 7,971,206) common shares.

Warrants
A continuity of the Company’s warrants is as follows:

	Warrants	Weighted average exercise price	Weighted average number years to expiry
		C$
Balance, December 31, 2017	–	–	–
Issued	613,084	0.25	2.00
Balance, June 30, 2018	613,084	0.25	2.00

As at June 30, 2018, the Company had the following warrants outstanding:

Date Issued	Expiry Date	Exercise Price	Number of Warrants Outstanding
June 27, 2018	June 27, 2020	C$0.25	613,084
			613,084

On June 27, 2018, 564,167 warrants were issued to participants in the Trance 1 of the Flow-Through Financing being conducted by the Company.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

On June 27, 2018, 48,917 warrants were issued to the finder of certain subscribers to Tranche 1 of the Flow-Through Financing being conducted by the Company as compensation. The fair value of these warrants was charged to share issuance costs against the share capital.

The fair value of each of these 48,917 finder’s warrants was calculated to be C$ 0.05 using the Black Scholes option pricing model with the following assumptions:

Risk free interest rate – 1.77%; Dividend yield – 0.00%; Expected volatility – 85%; Expected life – 2 years.

Share Options

The Company’s incentive stock option plan (the “Option Plan”) provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the applicable stock exchange’s requirements, grant to directors, officers, employees and consultants to the Company, non-transferable options to purchase common shares. Pursuant to the Option Plan, the Company may grant a total of options not exceeding 10% of the issued and outstanding common shares. As at June 30, 2018 and December 31, 2017 there were 265,000 stock options granted and exercisable.

Subsequent to June 30, 2018, 105,000 options were cancelled as a result of the resignations of several directors in July 2018.

A continuity of the Company’s options is as follows:

	Options	Weighted average exercise price	Weighted average number years to expiry
June 30, 2018 & December 31, 2017	265,000	1.00	0.28

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

As at June 30, 2018, the Company had the following options outstanding:

Date Issued	Expiry Date	Exercise Price	Number of Options Outstanding	Number of options Exercisable
October 12, 2013	October 12, 2018	$1.00	265,000	265,000

9.
FLOW-THROUGH SHARE PREMIUM LIABILITY

Flow-through share premium liability was estimated based on the premium of the flow-through private placement closed in June 2018 at C$ 0.15/unit over the non-flow-through private placement announced on May 22, 2018 and closed on August 10, 2018 at C$ 0.12/unit.

A summary of the changes in the Company’s flow-through share premium liability was as follows:

Balance, December 31, 2017	$–
Changes	25,777
Balance, June 30, 2018	$25,777

As of June 30, 2018, the Company had raised C$169,249.95 through flow-through private placements. This money must be spent on qualifying exploration expenditures by December 31, 2019.

10.
CAPITAL DISCLOSURES

The Company manages its capital structure and adjusts it based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach is reasonable and appropriate relative to the size of the Company.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments, or through the sale of property, plant, and equipment. Capital raised is held in cash in an interest-bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the period ended June 30, 2018.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

11.
SEGMENTED DISCLOSURE

The Company operates in one operating segment, which is acquisition, and exploration of mineral properties. The following provides segmented disclosure on assets and liabilities as reviewed by management regularly:

(Rounded to 000's)	Canada	United States	Total
June 30, 2018
Current assets	134,000	11,000	145,000
Long-term Assets
Assets held for sale	-	154,000	154,000
Resource properties	225,000	594,000	819,000
Property deposit		118,000	118,000
Other	10,000	-	10,000
Liabilities
Current liabilities	(242,000)	(468,000)	(710,000)
December 31, 2017
Current assets	20,000	11,000	31,000
Long-term Assets
Assets held for sale	-	154,000	154,000
Resource properties	-	544,000	544,000
Property deposit	-	111,000	111,000
Other	-	-	-
Liabilities
Current liabilities	(112,000)	(388,000)	(500,000)

12.
EVENTS AFTER THE REPORTING PERIOD

As announced in its press release dated May 22, 2018 and updated by a press release on June 5, 2018, Emgold is in the process of completing a C$1.5 million non-brokered non-flow-through private placement (the “Non-Flow-Through Financing”) and a C$1.0 million non-brokered flow-through private placement (the “Flow-Through Private Placement. The Non-Flow-Through Financing and the Flow-Through Financing are being collectively referred to as the “Financings”. Subsequent events related to the Financings are as follows:

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

a)
Completion of the Second Tranche of the Flow-Through Private Placement
As announced by press release on July 10, 2018, the Company completed a second tranche of its non-brokered flow-through private placement (the “Flow-Through Financing”) by the issuance of 2,886,931 flow-through units (each a “FT Unit”) issued at a price of CDN$0.15 per FT Unit for gross proceeds of CDN$433,039.80. Together with the first tranche closed on June 27, 2018, the Company has raised aggregate proceeds of $602,289.75 to date as part of its Flow-Through Financing. Each FT Unit consists of one (1) common share issued as a flow-through share (a “FT Share”) of the Company and one half (1/2) non-transferable share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional common share (each a “Share”) issued at a price of CDN$0.25 per Share. A Finder’s Fee of 10% in cash, 5% in shares, and 5% in warrants was payable on a portion of the FT Units in association with the closing of this tranche of the Flow-Through Financing as well as a corporate finance fee of $15,500 payable on a portion of both tranches. Securities issued as part of the Flow-Through Financing are subject to a statutory four month and one day hold from date of closing.
b)
Completion of the First Tranche of the Non-flow-Through Private Placement
As announced by press release on August 10, 2018, the Company completed a first tranche of its non-brokered non-flow through private placement (the “Non-Flow-Through Financing”) by the issuance of 2,584,999 units (each a “Unit”) issued at a price of CDN$0.12 per Unit for gross proceeds of CDN$310,200. Each Unit consists of one (1) common share (a “Share”) of the Company and one (1) non-transferable share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional common share (each a “Share”) issued at a price of CDN$0.17 per Share. A Finder’s Fee of $2,520 in cash 10,500 in shares, and 10,500 in warrants is payable on a portion of the Units in association with the closing of this tranche of the Non-Flow-Through Financing. Securities issued as part of the Flow-Through Financing are subject to a statutory four month and one day hold from date of closing.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

c)
Completion of the Third Tranche of the Flow-Through Private Placement
As announced by press release on August 15, 2018, the Company completed a third tranche of its non-brokered flow-through private placement (the “Flow-Through Financing”) by the issuance of 553,000 flow- through units (each a “FT Unit”) issued at a price of CDN$0.15 per FT Unit for gross proceeds of CDN$83,025. Together with the first and second tranches closed on June 27, 2018 and July 10, 2018 respectively, the Company has raised aggregate gross proceeds of $685.214.75 to date as part of its Flow-Through Financing. Each FT Unit consists of one (1) common share issued as a flow-through share (a “FT Share”) of the Company and one half (1/2) non-transferable common share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional common share (each a “Share”) issued at a price of CDN$0.25 per Share. Finder’s Fees of $7,242 along with 10,000 Finder’s Shares and 28,280 Finder’s Warrants were payable to two parties in association with the closing of this third tranche of the Flow-Through Financing. Securities issued as part of the Flow-Through Financing are subject to a statutory four month and one day hold from date of closing.

Subsequent events related to property acquisitions include:

d)
Golden Arrow Acquisition and Option Agreement

On July 16, 2018, the Company announced by press release that it had executed a second amended non-binding letter of intent dated July 13, 2018 (the "Second Amended LOI") with Nevada Sunrise Gold Corporation ("Nevada Sunrise"; TSX-V: NEV). The Second Amended LOI replaces a prior non-binding letter of intent dated July 17, 2017 with Nevada Sunrise (the "Original LOI") and first amended letter of intent dated December 27, 2017 (the “First Amended LOI”) and provides for the acquisition by Emgold of an immediate 51 percent interest in the Golden Arrow gold-silver property in Nevada (the "Golden Arrow Property"); together with an option to acquire an additional 49 percent interest in the Golden Arrow Property by making cash and share payments as outlined below (the "Transaction"). The terms of the Second Amended LOI provide that, subject to the satisfaction of certain conditions, including TSX-V acceptance and the entry into a definitive sale and option agreement between Nevada Sunrise and Emgold, Emgold would acquire a 51 percent interest in the Golden Arrow Property by (i) making cash payments to Nevada Sunrise in the aggregate amount of C$100,000 (completed); and (ii) issuing to Nevada Sunrise 2,500,000 common shares in the capital of Emgold. The Second Amended LOI further provides that Nevada Sunrise would grant to Emgold (or a wholly owned subsidiary of Emgold) the sole and exclusive right and option (the "Option") to acquire an undivided additional 49 percent (for a total of 100 percent) interest in the property, which would be exercisable by Emgold for a period of 24 months from the Closing Date (the "Option Period") by Emgold issuing to Nevada Sunrise an additional 2,500,000 common shares in the capital of Emgold. Emgold would be responsible for all exploration expenditures, including claims fees, core storage fees, and all holding costs during the Option Period. Emgold will be the operator of the Property during the Option Period. If the Option is not exercised, the Parties would form a Nevada joint venture (the "Joint Venture"). The Joint Venture would be established as a separate company or using an existing subsidiary of Emgold or Nevada Sunrise, with 51 percent of the shares owned by Emgold and 49 percent of the shares owned by Nevada Sunrise and Emgold as the Operator of the Joint Venture. After forming the Joint Venture, if either Party elects not to contribute to the Joint Venture and its interest falls below 10 percent ownership at any time (the “Diluted Party”), the other Party will have the option of purchasing the Diluted Party’s remaining interest in in the Joint Venture for $1.0 million.

EMGOLD MINING CORPORATION
Notes to the Condensed Interim Consolidated Financial Statements
US Dollars
(Unaudited)

e)
Troilus North Option Agreement

On August 13, 2018, the Company announced it had amended the Definitive Agreement with Chimata for the Troilus North Property (refer to note 6(g)) entered on June 27, 2018 (the “First Amendment”). Chimata and the Company agreed to reduce the exploration expenditure requirements under the Definitive Agreement for Troilus North from C$750,000 to C$300,000 in return for C$200,000 in cash and issuance of 1,000,000 Emgold shares. The First Amendment is subject to TSX Venture Exchange approval.

Subsequent events related to management changes include:

f)
Management Changes

On July 10, 2018, the Company announced the resignation of William Witte from the Board of Directors and the appointment of Robert Rosner. On July 16, 2018, the Company announced the resignation of Grant Smith and appointment of Robert Rosner as Chief Financial Officer of the Company. On August 2, 2018, the Company announced the resignation of Allen Leschert from the Board of Directors and appointment of Vincent Garibaldi. Mr. Rosner has over 30 years of experience in the mining industry and acted as an officer and director of both Canadian and U.S. listed companies, providing senior management of reporting compliance, oversight and fiduciary capacities, and directing corporate activities. He also has significant experience in Initial Public Offerings, Mergers & Acquisitions, and Reverse Takeovers. Mr. Garibalidi has been a lawyer with the law firm Dunton Rainville since 2017 and is located in Montreal, QC. He has been practicing law since 2015 and has a Master I in Business Law, Université d’Aix-Marseille, LL.B., Civil Law and a Master II in Droit Économique, Institut de Droit des Affaires d’Aix-en Provence. Mr. Garibaldi is a member of the Paris Bar since 2015 and the Quebec Bar since 2017. He specialized in corporate reorganizations, mergers and acquisitions, private and public financing, and commercial contracts.